

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170062

DIVISION OF
CORPORATION FINANCE

January 30, 2017

Grant M. Dixton
The Boeing Company
cso@boeing.com

Re: The Boeing Company
Incoming letter dated December 21, 2016

Dear Mr. Dixton:

This is in response to your letter dated December 21, 2016 concerning the shareholder proposal submitted to Boeing by David Ridenour. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: David Ridenour
*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Boeing Company
Incoming letter dated December 21, 2016

The proposal requests that management review its policies related to human rights to assess areas in which the company may need to adopt and implement additional policies and to report its findings.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Boeing's policies, practices and procedures compare favorably with the guidelines of the proposal and that Boeing has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mitchell Austin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



Grant M. Dixton
Vice President,
Deputy General Counsel &
Corporate Secretary

The Boeing Company
100 N Riverside Plaza MC 5003-1001
Chicago, IL 60606-1596

December 21, 2016

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Relating to Review of Human Rights Policies

Dear Sir or Madam:

The Boeing Company ("Boeing") received a shareholder proposal (the "Proposal") from David Ridenour (the "Proponent") requesting that Boeing review its human rights policies and report its findings. Copies of the Proposal and all related correspondence are attached as Exhibit A. For the reasons stated below, Boeing has already substantially implemented the Proposal as defined by Rule 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended (the "Act"), and, thus, intends to omit the Proposal from the proxy materials for its 2017 annual meeting of shareholders (the "Proxy Materials"). Boeing respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") for such omission.

THE PROPOSAL

In relevant part, the Proposal states:

> **Resolved**, the proponent requests that Boeing's management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2017.



BASIS FOR EXCLUSION

Boeing may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10) because it has substantially implemented the Proposal.

ANALYSIS

As detailed below, Boeing management conducted an initial comprehensive review of its human rights policies and practices in 2008 and, thereafter, published the results on its website. Boeing regularly reviews those policies and practices and publishes all updates on its website. As a result of this comprehensive review process, the Staff previously concurred in *The Boeing Company* (Feb. 17, 2011) that Boeing could rely on Rule 14a-8(i)(10) to exclude a nearly identical proposal, and the same conclusion should apply here.

I. Rule 14a-8(i)(10).

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal from its proxy statement where it has already "substantially implemented" the proposal. Substantial implementation does not require identical implementation. Instead, Rule 14a-8(i)(10) permits exclusion when the company can show that it has substantially implemented the "essential objectives" of the proposal, even if by means other than those suggested by the shareholder proponent. *See, e.g., Oracle Corp.* (Aug. 11, 2016); *General Electric Company* (Mar. 3, 2015); *Pfizer Inc.* (Jan. 11, 2013); *The Procter & Gamble Company* (Aug. 4, 2010); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *The Gap, Inc.* (Mar. 16, 2001). This standard is met where the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See, e.g., Texaco, Inc.* (Mar. 28, 1991); *Intel Corp.* (Mar. 11, 2003); *Exxon Mobil Corp.* (Mar. 19, 2010).

Moreover, the Staff has routinely concurred that a shareholder proposal requesting a "report"—including human rights related reports—is substantially implemented where the company can demonstrate that it has published the subject matter of the requested report on its public website. *See Mondelēz International, Inc.* (Mar. 7, 2014) (request for report on review of human rights policies substantially implemented when the company had made relevant information available on its website); *see also The Coca-Cola Co.* (Jan. 25, 2012) (request for report on public-policy implications of BPA substantially implemented when the company's website contained various references to the issue); *Honeywell International, Inc.* (Feb. 21, 2007) (request for sustainability report substantially implemented when the company had disclosed its sustainability policies on its website); *Raytheon Co.* (Jan. 25, 2006) (same); *Gap, Inc.* (Mar. 16, 2001) (request for child-labor report substantially implemented when the company had published related information on its website).

II. Boeing's comprehensive, well-established human rights policy review process satisfies the Proposal's essential objective that Boeing conduct a review of its human rights policies.

The Proposal asks that Boeing "management review its policies related to human rights



to assess areas in which the Company may need to adopt and implement additional policies . . . ."[1] Boeing has already undertaken such a review. Specifically, in 2008, Boeing began a comprehensive human rights policy review process that it renews on a regular basis. The initial review included not only assessing Boeing's existing policies and procedures and those of peer companies, but also the study and analysis of "best practices" advocated by international sources, such as the International Labor Organization, the United Nation's Universal Declaration of Human Rights, and the Global Sullivan Principles. Drawing on those myriad sources, Boeing created the *Boeing Code of Basic Working Conditions and Human Rights* (the "Code"), a single document that captures the overarching human rights principles that guide all of Boeing's global operations in seven management-chosen focus areas, including non-discrimination, freedom of association, work environment, and human trafficking, among others. A copy of the Code is attached as Exhibit B.

Boeing's human rights policy review process did not freeze with the publication of the Code. According to its own requirements, Boeing must "periodically review th[e] Code to determine whether revisions are appropriate[.]"[2] A multi-disciplinary team within Boeing has established a process to conduct this review on an annual basis. Although not every review results in revision, Boeing's reviews have resulted in multiple revisions to the Code since its initial publication, including, for example, the addition of specific prohibitions related to human trafficking in 2013.[3]

After Boeing created the Code, Boeing also began a comprehensive review of the human rights policies applicable to its supply chain. This review resulted in the creation of *Basic Working Conditions and Human Rights in Boeing's Supply Chain* ("Supplier Human Rights Code"), a document that lays out the governing principles and contractual terms that govern the human rights conduct of all Boeing suppliers. A copy of the Supplier Human Rights Code is attached as Exhibit C. The Supplier Human Rights Code is made available on Boeing's website and is reviewed periodically to ensure that it remains consistent with Boeing's ongoing commitment to the protection and advancement of human rights in its worldwide operations.

Boeing has also established detailed internal policies and procedures that set clear expectations for our global workforce relating to human rights. These include specific global polices prohibiting all forms of discrimination based on race, color, religion, national origin, gender, sexual orientation, gender identity, age, physical or mental disability, genetic factors, and veteran/military status and policies related to sourcing items from the Democratic Republic of the Congo ("DRC").[4] Each of these internal policies and procedures is also subject to regular

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[1] *See* Exhibit A at 2.

[2] *See* Exhibit B at 1.

[3] *See id.*

[4] These types of human rights policies have earned Boeing praise from organizations around the globe, including receiving a perfect 100% score on the Human Rights Campaign's Corporate Equality Index, which measures Boeing's commitment to advancing the human rights of LGBTQ employees around the globe. *See* Corporate Equality Index 2017, Human Rights Campaign Foundation, at 12, 40 (noting that criteria evaluates both domestic and global operations and that Boeing scored a perfect 100%), *available at* http://hrc-assets.s3-website-us-east-1.amazonaws.com//files/assets/resources/CEI-2017-FinalReport.pdf.



review and revision. For example, Boeing is currently conducting a comprehensive review of its global policies relating to human trafficking and expects to publish new policies for all employees on this important human rights issue in 2017. To help ensure that Boeing maintains its commitments to protecting human rights, Boeing also provides training to those employees who may encounter human rights violations while performing their duties. For example, Boeing provides human trafficking training to employees who have direct responsibility for supply-chain management.

Finally, as part of its ongoing human rights review process, Boeing also regularly reviews and adjusts its involvement with outside organizations that promote sound global human rights practices. For example, in 2011, Boeing became the first major aerospace company to join the Organization for Economic Cooperation and Development's ("OECD") pilot program on implementation of the OECD's Conflict Minerals Due Diligence Guidance, which "provides detailed recommendations to help companies respect human rights and avoid contributing to conflict through their mineral purchasing decisions and practices."[5] Boeing subsequently led the establishment of the Aerospace Industries Association's subcommittee on conflict minerals, a working group dedicated to establishing best practices in implementing guidelines for sourcing from conflict zones around the globe.[6] Boeing is also a longstanding member of the U.S. AID's Public-Private Alliance, a funding mechanism for development programs in the DRC conflict region, and in 2013 Boeing joined the International Tin Supply Chain Initiative's in-region conflict-free mining program designed to provide conflict-free mining employment opportunities.[7] Finally, in 2013, Boeing became a founding member of the Devex Impact Strategic Advisory Council, a partnership between Devex and U.S. AID to bring together global business leaders to share best practices, lead global discussion, and seek socially responsible development in emerging market regions.[8]

As these examples show, Boeing management has already conducted comprehensive reviews of its human rights policies and practices, and continues to so do on a regular basis.

Indeed, the Staff has already provided the most relevant precedent on this issue: *The Boeing Company* (Feb. 17, 2011). There, the proponents presented a nearly identical proposal to the one here, stating:

> Shareholders request management to review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings within six months of the Annual Meeting 2011, omitting proprietary information and prepared at reasonable expense.

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[5] *See, e.g.*, Statement of Benedict S. Cohen, Chief Counsel for Government Operations, The Boeing Company, Before the Securities and Exchange Commission (Oct. 18, 2011), *available at* https://www.sec.gov/comments/s7-40-10/s74010-436.pdf.

[6] *See id.*

[7] *See also* https://www.itri.co.uk/itsci/news/participation-in-itsci-reaches-130-companies-worldwide.

[8] *See* About Devex Impact, *available at* https://www.devex.com/impact/about.



Like here, Boeing filed a no-action letter seeking to exclude the proposal as substantially implemented under Rule 14a-8(i)(10), and in support highlighted the Code and its extensive, ongoing work with its human rights policies, practices, and procedures. The Staff concurred, explaining that "Boeing's policies, practices and procedures compare[d] favorably with the guidelines of th[e] proposal" and that "Boeing has, therefore, substantially implemented the proposal." Given that the 2011 proposal and the Proposal here are nearly identical and that Boeing's human rights policy review process has only improved and expanded with time, the Staff should adhere to its prior precedent and concur with Boeing's proposed exclusion here.[9]

III. In conducting its comprehensive human rights policy review, Boeing already relied, in part, on the Universal Declaration of Human Rights as suggested in the Proposal.

The preamble to the Proposal suggests that Boeing management "base its human rights polices, in part, on the United Nations' "Universal Declaration of Human Rights" . . . ." In drafting the Code, Boeing did just that. The Code itself acknowledges that "parts of this Code reflect our review of working standards and human rights concepts advanced by other groups, such as the International Labor Organization, ***the Universal Declaration of Human Rights***, and the Global Sullivan Principles . . . ."[10] In drawing on these myriad sources, Boeing chose to focus its efforts on a handful of specific areas, so that the Code truly "represents Boeing's statement of its own standards," rather than simply regurgitate principles established by others. Given this history, Boeing has unquestionably "base[d] its human rights polices, in part, on the United Nations' "Universal Declaration of Human Rights.""

IV. Boeing has already published extensive public information regarding its human rights policy reviews.

The Proposal also asks that Boeing "report its findings" from its human rights policy review. As stated above, Boeing has already substantially implemented this portion of the Proposal by publishing extensive information on its public website regarding its human rights policies, procedures, and practices. For example, Boeing displays the Code prominently on its website.[11] Similarly, Boeing shares the Supplier Human Rights Code with all suppliers and publishes it prominently on its public website.[12] Finally, consistent with corporate policy, all revisions to these two key human rights policy documents are promptly published on Boeing's

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[9] In *Caterpillar Inc.* (Mar. 26, 2016), the Staff declined to concur in the exclusion of a similar proposal in reliance on Rule 14a-8(i)(10) when such review was not yet completed. Unlike the circumstances in *Caterpillar Inc.*, Boeing has already (1) conducted comprehensive, detailed reviews of its human rights policies, (2) implemented well-established policies as a result of those reviews, (3) implemented ongoing processes to review and update its policies, procedures, and practices on a regular basis, and (4) posted on its public website extensive information about its human rights policies and continues to update that information on a regular basis. For those reasons, *Caterpillar Inc.* is readily distinguishable from this request.

[10] Exhibit B at 1 (emphasis added).

[11] *See* http://www.boeing.com/principles/human-rights.page.

[12] *See* http://www.boeingsuppliers.com/Basic_Working_Conditions_Human%20Rights.pdf.



website.[13] The Staff has routinely recognized that this type of public website posting substantially implements a shareholder request for a report, and the same conclusion should apply here.

V. Boeing considers many factors in conducting its human rights policy reviews, including each of the four factors that the Proposal suggests Boeing may—but need not—consider.

The Proposal's supporting statement suggests that Boeing's human rights policy review "may," "if management chooses," include consideration of four specified areas: (1) operations in regions with patterns of human rights abuses on the basis of gender or minority status, or that provide unequal access to education; (2) operations in regions where people are not able to fully partake in government; (3) operations in regions where people face retribution for partaking in government; and (4) Boeing's strategy for engaging with stakeholders on human rights related issues.

By the Proposal's own terms, Boeing could equally satisfy this suggestion by considering these factors or by choosing not to consider these factors. As a result, adoption of policies addressing each of these four areas cannot represent an "essential objective" under Rule 14a-8(i)(10).

However, even if consideration of such policies was essential to implementation of the Proposal, Boeing considered issues relating to each of these four factors—and many more—in drafting and updating the Code.

i. Discrimination on the basis of gender or minority status, and unequal educational access

As noted above, in drafting the Code, Boeing reviewed and considered the teachings of the United Nations' Universal Declaration of Human Rights (the "Declaration") and the Global Sullivan Principles. These sources repeatedly address considerations of discrimination on the basis of gender or minority status, and unequal access to education as suggested by the Proposal, including, for example:

- "Everyone is entitled to all the rights and freedoms set forth in this Declaration, without distinction of any kind, such as race, colour, sex, language, religion, political or other opinion, national or social origin, property, birth or other status."[14]
- Requiring companies to agree to "[p]romote equal opportunity for our employees at all levels of the company with respect to issues such as color, race, gender, age, ethnicity or religious beliefs, and operate without unacceptable worker treatment such as the exploitation of children,

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[13] *See, e.g.*, *id.* at 1 ("Any . . . revisions [to the Code] shall be promptly published on Boeing's website.").
[14] U.N. Declaration on Human Rights at Article 2.



physical punishment, female abuse, involuntary servitude, or other forms of abuse."[15]

- "Everyone has the right to education. Education shall be free, at least in the elementary and fundamental stages. Elementary education shall be compulsory. Technical and professional education shall be made generally available and higher education shall be equally accessible to all on the basis of merit."[16]

- "Education shall be directed to the full development of the human personality and to the strengthening of respect for human rights and fundamental freedoms. It shall promote understanding, tolerance and friendship among all nations, racial or religious groups, and shall further the activities of the United Nations for the maintenance of peace." [17]

Boeing fully considered these provisions—and the issues and principles discussed therein—in conducting the review that led to the adoption of the Code.

ii. Ability to partake in government

These sources likewise address issues surrounding people's ability to participate in their governments as suggested by the Proposal, including, for example:

- "Everyone has the right to take part in the government of his country, directly or through freely chosen representatives."[18]

- "Everyone has the right to equal access to public service in his country."[19]

- "The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal suffrage and shall be held by secret vote or by equivalent free voting procedures."[20]

Boeing also fully considered these provisions—and the issues and principles discussed therein—in conducting the review that led to the adoption of the Code.

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[15] Global Sullivan Principles at 1.
[16] U.N. Declaration on Human Rights at Article 26(1).
[17] *Id.* at Article 26(2).
[18] *Id.* at Article 21(1).
[19] *Id.* at Article 21(2).
[20] *Id.* at Article 21(3).



iii. Ability to participate in government without retribution

These sources also repeatedly address issues relating to people's ability to participate in government without retribution as suggested by the Proposal, including, for example:

- "Everyone has the right to freedom of opinion and expression; this right includes freedom to hold opinions without interference and to seek, receive and impart information and ideas through any media and regardless of frontiers."[21]

- "Nothing in this Declaration may be interpreted as implying for any State, group or person any right to engage in any activity or to perform any act aimed at the destruction of any of the rights and freedoms set forth herein."[22]

Again, Boeing fully considered these provisions—and the issues and principles discussed therein—in conducting the review that led to the adoption of the Code.

iv. Boeing's strategy for stakeholder engagement on human rights related issues

Finally, Boeing has considered and implemented a robust outreach program related to its global operations—including on issues related to human rights—in the form of its global philanthropic efforts[23] and its shareholder-outreach process.[24]

As these facts show, in conducting the review that led to the Code, Boeing considered issues relating to each of the four factors suggested (but not required) by the Proponent. However, rather than simply adopt each and every point addressed by every source Boeing considered, Boeing consciously chose to focus on seven key focus areas, so that the final Code truly "represents Boeing's statement of its own standards on these subjects, rather than those of a third party."[25] Thus, Boeing has substantially implemented any possible "essential objective" related to considering these four factors by considering each factor.

In this way, Boeing's current request is meaningfully different than *Starbucks Corporation* (Dec. 16, 2015), where the Staff declined to concur in the exclusion of a similar proposal in reliance on Rule 14a-8(i)(10). Put simply, Boeing's policies, practices, and public

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[21] *Id.* at Article 19.
[22] *Id.* at Article 30.
[23] An overview of Boeing's most-recent global philanthropic efforts can be found at http://www.boeing.com/resources/boeingdotcom/principles/community-engagement/pdf/reports/Boeing_2015_CitizenshipReport.pdf.
[24] An overview of Boeing's shareholder outreach efforts can be found on page 16 of Boeing's 2016 Proxy Statement, which is available at http://s2.q4cdn.com/661678649/files/doc_financials/annual/2016/2016_Proxy.pdf.
[25] Exhibit B at 1.



disclosures in areas related to human rights—together with its practice of regularly reviewing those policies, procedures, and public disclosures—in every respect compare favorably to the requests set forth in the Proposal. It is on this basis that the Staff concurred in 2011 in the exclusion of a similar proposal at Boeing, and, if anything, Boeing's demonstrated commitment to the essential objectives of the Proposal has been strengthened in the intervening years.

v. Boeing's human rights review has been even more comprehensive than suggested by the Proposal's supporting statement

Boeing's review of its human rights policies, however, is even more comprehensive than the one suggested by the Proposal's supporting statement. Boeing's review has involved numerous additional considerations, including global legal and regulatory requirements, global best practices, practices of peer companies, supply chain risks, and involvement with non-governmental organizations. Indeed, for the most significant risks, including risks related to Boeing's operations in disparate countries around the globe, Boeing has a robust, company-wide risk analysis and management process, known as the Compliance Risk Management Board ("CRMB"). Annually, the CRMB reviews and assesses all risks facing Boeing and builds risk-reduction strategies for those it deems most pressing. Boeing's senior leaders—including its Chairman and CEO and the Board of Directors—are regularly briefed on the CRMB's work.[26] Thus, Boeing engaged in—and continues to engage in—a review process far more comprehensive than the one suggested by the Proposal and, therefore, has more than substantially implemented the Proposal in its entirety.

For those reasons, Boeing intends to exclude the Proposal from the Proxy Materials, and respectfully requests that the Staff confirm that it will not recommend an enforcement action for such exclusion.

* * *

In accordance with Rule 14a-8(j) of the Act and Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are concurrently sending a copy of this letter and its attachments both to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials and to the Staff at shareholderproposals@sec.gov. If the Proponent submits correspondence to the Commission or the Staff in connection with the Proposal, we request that copies of such correspondence be sent concurrently to the undersigned, as required pursuant to Rule 14a-8(k) of the Act and Section E of SLB 14D.

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[26] Information on the CRMB is available on Boeing's website at http://www.boeing.com/resources/boeingdotcom/principles/ethics_and_compliance/pdf/crmb_charter.pdf.



Boeing intends to file the definitive Proxy Materials with the Commission on or about March 17, 2017. Meanwhile, should you have any questions regarding any aspect of this matter or require any additional information, please don't hesitate to call me at (312) 544-2387 or send an email to my office at cso@boeing.com.

Very truly yours,

Grant M. Dixton
Corporate Secretary

Enclosures

cc: David Ridenour

Exhibit A

The Proposal and Related Correspondence

FISMA & OMB Memorandum M-07-16

November 15, 2016

Via FedEx

Michael F. Lohr
Office of Corporate Secretary
The Boeing Company
100 North Riverside Plaza MC 5003-1001
Chicago, Illinois 60606-1596

Dear Mr. Lohr,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in The Boeing Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned Boeing Company stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2017 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to David Ridenour, ***FISMA & OMB Memorandum M-07-16***

Sincerely,



David Ridenour

Enclosure: Shareholder Proposal

Human Rights Review

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute a significant policy issue.

Corporations that lack fundamental human rights protections may face serious risks to their reputations and shareholder value.

The proponent recommends that the Company base its human rights policies, in part, on the United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States. A portion of that document provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."

Whereas, the United States of America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."

Whereas, the Company operates in regions where not all individuals are extended human rights – such as full suffrage rights, gender equality and access to education.

Resolved, the proponent requests that Boeing's management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2017.

Supporting Statement

If management chooses, the review may include consideration of:

1. Whether the Company operates in regions that have a pattern of human rights abuses. Some of these abuses might include disparate treatment of women, disparate treatment of minorities or unequal access to education.

2. Whether the Company operates in regions where some or all individuals are not permitted to partake in their government.

3. Whether the Company operates in regions where individuals face potential retribution for partaking in their government.

4. The Company's strategies for engaging with stakeholders to ensure its commitments to human rights.



The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

November 18, 2016

VIA OVERNIGHT COURIER

Mr. David Ridenour

FISMA & OMB Memorandum M-07-16

Re: Notice of Defect - Shareholder Proposal

Dear Mr. Ridenour:

We received your shareholder proposal (the "Proposal") for inclusion in The Boeing Company's proxy materials for the 2017 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Boeing's common stock for at least one year as of the date the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. The purpose of this letter is to notify you that we have not received sufficient proof of your ownership, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that as a non-registered shareholder or "beneficial holder" you must demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record" holder (usually a bank or broker) verifying that you have continuously held the requisite number of securities for the one-year period preceding and including November 15, 2016, the date on which you submitted the proposal. The SEC's Staff Legal Bulletin Nos. 14F and 14G (the "Bulletins") provide additional guidance with respect to the standard for proof of ownership. According to the Bulletins, for purposes of Proxy Rule 14a-8(b)(2)(i), only Depository Trust Company ("DTC") participants and their affiliates, as described in the Bulletins, should be viewed as "record" holders of securities that are deposited with the DTC. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be the DTC participant. If the DTC participant knows your broker's holdings, but does not know your holdings, you can satisfy paragraph Proxy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, as of the date your proposal was submitted, the required amount of securities was continuously held for at least one year—one from your broker confirming your ownership and the other from the DTC participant confirming your broker's ownership.

Please respond with the appropriate ownership verification, as per Proxy Rule 14a-8 and the guidance set forth in the Bulletins. We have enclosed copies of the Bulletins and Proxy Rule 14a-8. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 calendar days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312)544-2829. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Regards,

Dana Krueger

Enclosures

From:	GRP CSO
To:	Krueger, Dana; Frese, Catherine A; Vogelsperger, Gregory C; Towle, Elizabeth C
Subject:	FW: Response to your deficiency letter re: shareholder proposal
Date:	Monday, December 05, 2016 3:03:08 PM
Attachments:	Boeing120316.pdf

From: David Ridenour
Sent: Monday, December 5, 2016 1:02:53 PM (UTC-08:00) Pacific Time (US & Canada)
To: GRP CSO
Subject: Response to your deficiency letter re: shareholder proposal

Dear Mr. Krueger,

I received your letter requesting proof of ownership of my Boeing shares.

Please find attached a letter from my broker, TDAmeritrade, attesting that I have continuously held over $2,000 in value of Boeing stock since November 1, 2015.

I intend to continue these holdings without interruption up to and following the 2017 meeting of Boeing shareholders.

Please contact me if you have any questions.

Sincerely,

David Ridenour



11/29/2016

David Ridenour

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear David Ridenour,

Thank you for allowing me to assist you today. As you requested, we are generating this letter in order to confirm that you have held a Boeing position in your TD Ameritrade account with a value of over $2,000.00, since November 1, 2015 (currently 100 shares). Please keep in mind that market risk can contribute to changes in security pricing, inlcuding over the duration of your specified timeframe. Please let us know if you need any additional information regarding this issue.

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Sincerely,

Cole Ingram
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

Exhibit B

Code of Basic Working Conditions and Human Rights



Code of Basic Working Conditions and Human Rights

This Code of Basic Working Conditions and Human Rights represents the commitment of The Boeing Company to fundamental standards that make Boeing a good place to work. People are Boeing's most vital asset. The individual and collective contributions of Boeing people at all levels are essential to the success of the company. In recognition of this, Boeing has developed policies and practices designed to assure that our employees enjoy the protections afforded by the concepts set forth in this Code.

Boeing is committed to the protection and advancement of human rights in its worldwide operations, and the concepts in this Code are generally derived from Boeing policies and practices already in place, but which have not previously been summarized in a single document. While parts of this Code reflect our review of working standards and human rights concepts advanced by other groups, such as the International Labor Organization, the Universal Declaration of Human Rights, and the Global Sullivan Principles, this Code represents Boeing's statement of its own standards on these subjects, rather than those of a third party.

Boeing's worldwide operations take place in an increasingly diverse universe, so circumstances can arise where legal, regulatory or other requirements may necessitate applying or interpreting this Code in ways that assure compliance with applicable local law. In any event, however, we believe that the concepts in this Code represent important fundamental values that should underlie all aspects of the employment relationship.

Non-Discrimination and Harassment

It is the policy of The Boeing Company to attract and retain the best qualified people available without regard to race, color, religion, national origin, gender, sexual orientation, gender identity, age, physical or mental disability, or veteran status. Our nondiscrimination policy applies to applicants as well as employees and covers all terms and conditions of employment, including recruiting, hiring, transfers, promotions, terminations, compensation and benefits. Discrimination or harassment based on any of the above factors is prohibited, as is retaliation against a person who has made a complaint or given information regarding possible violations of this policy.

Freedom of Association

We recognize and respect employee rights to join or not join any lawful organization of their own choosing. We are committed to complying with laws pertaining to freedom of association, privacy and collective bargaining.

Environment, Health and Safety

We are committed to providing employees with a safe and healthful workplace, protecting the environment wherever we conduct business and striving for excellence in safety, health and environment stewardship.

Work Environment and Compensation

We are committed to promoting a work environment that fosters communication, productivity, creativity, teamwork, and employee engagement. As a global company, we seek to provide employees with compensation and benefits that are fair and equitable for the type of work and geographic location (local market) where the work is being performed, and competitive with other world-class companies.

Hours of Work and Work Scheduling

Each Boeing organization establishes work shifts and schedules as appropriate to meet business needs and to comply with applicable laws and/or collective bargaining agreements.

Expectations for our Suppliers

We are committed to the highest standards of ethical and business conduct as it relates to the procurement of goods and services. Our relationships with our third-party providers, including our consultants and contract labor, are defined by contracts, which are based on lawful, ethical, fair, and efficient practices. As a company, we have outlined the expectations for basic working conditions and human rights in our supply chain.

Slavery, Human Trafficking, Forced Labor and Child Labor

Boeing believes that the employment relationship should be voluntary, and the terms of employment must comply with applicable laws and regulations. We are therefore opposed to slavery, human trafficking, forced labor and child labor and are committed to complying with applicable laws prohibiting such exploitation.

We will inform our employees about this Code, and we will also encourage the partners and suppliers in our worldwide supply chain to adopt and enforce concepts similar to those in this Code. Employees who believe there may have been a violation of this Code should report it through established channels, and no retaliatory action will be tolerated against anyone who comes forward to raise genuine concerns about possible violations of this Code. Boeing may conduct assessments, as needed, to measure compliance related to the above commitments, using systems and processes it chooses. Boeing will periodically review this Code to determine whether revisions are appropriate. Any such revisions shall be promptly published on Boeing's website.

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Exhibit C

Basic Working Conditions and Human Rights in Boeing's Supply Chain

Basic Working Conditions and Human Rights in Boeing's Supply Chain

Boeing takes the following actions to reduce the risk of human trafficking and slavery in Boeing's supply chain:

(1) Boeing engages in verification by evaluating the risk of human trafficking and slavery in Boeing's direct (first tier) supply chain as described herein.

- Verification is conducted by Boeing, not by a third party.
- Boeing periodically conducts site visits of a representative sample of Boeing's direct (first tier) suppliers. Boeing personnel who conduct such site visits are trained to evaluate the risk of human trafficking and slavery in Boeing's supply chain.
- If such evidence is discovered, Boeing personnel will report those findings to their management and/or through other Boeing channels such as the Boeing Ethics Line http://ethics.whq.boeing.com/ethicsline.html or the Law Department.

(2) Boeing does not conduct audits of suppliers to evaluate their compliance with company standards for trafficking and slavery in supply chains.

- Verification occurs as described in (1) and (3) of this disclosure.
- Boeing does not verify through independent, unannounced audits.

(3) Boeing requires suppliers to submit certifications where required by the Federal Acquisition Regulation. Boeing also includes a Compliance with Law clause in its subcontracts with its direct suppliers requiring supplier compliance with applicable statutes and government rules, regulations, and orders, which necessarily include compliance with applicable laws or regulations pertaining to human rights and eradicating human trafficking and slavery.

- Specifically with regard to human rights, Boeing also includes a separate and distinct clause in its subcontracts with its suppliers entitled "Code of Basic Working Conditions and Human Rights" that requires the suppliers to comply with the laws regarding basic working conditions and human rights of the jurisdictions applicable to the suppliers' performance under the contract. This subcontract term further encourages the suppliers to adopt and enforce concepts similar to the Boeing Code of Basic Working Conditions and Human Rights found at http://www.boeing.com/aboutus/culture/code.html. Finally, this term must be flowed down to sub-tier suppliers.
- Boeing includes FAR clause 52.222-50, Combating Trafficking in Persons, in its subcontracts, including commercial item subcontracts, which are placed with direct suppliers in support of Boeing's U.S. Government prime contracts. This clause must also be flowed down to sub-tier suppliers that support those U.S. Government prime contracts and contains a reporting obligation to notify the Contracting Officer and the agency Inspector General immediately of any credible information we receive from any source that alleges an employee or subcontractor has engaged in conduct that violates the policy in paragraph (b).
- In the event that the suppliers commit any material violation of law relating to basic working conditions and human rights in their performance of work of their subcontracts with Boeing, Boeing has the right to terminate those subcontracts for default.

Basic Working Conditions and Human Rights in Boeing's Supply Chain

(4) Boeing maintains internal accountability standards and procedures for employees or contractors failing to meet company standards regarding slavery and trafficking.

- Boeing has adopted and enforces a Boeing Code of Conduct, found at http://www.boeing.com/assets/pdf/companyoffices/aboutus/ethics/CoCEnglish.pdf, and requires that its employees annually certify to their agreement to honor that code in their performance of their responsibilities for Boeing.
- Boeing has adopted and enforces a similar "Non-Employee Code of Conduct" for contract hires who perform work for Boeing.
- Compliance with the requirements of the Code of Conduct is expected behavior for Boeing employees. Violation of these requirements will result in appropriate corrective action.

(5) Boeing provides human trafficking and slavery training to employees and management who have direct responsibility for supply chain management, particularly with respect to mitigating risks within the supply chains of products. The training provides an overview of human trafficking and identifies suspect behaviors our personnel should be mindful of when visiting suppliers. The training further describes reporting responsibilities when there is credible information that an employee or subcontractor has engaged in conduct that violates the policy in FAR 52.222-50(b).

- Boeing has provided an employee bulletin to its employees with direct responsibility for supply chain management that addresses Boeing's policy on combating slavery and human trafficking in the supply chain.
- Boeing managers provide awareness training to those Boeing employees with direct responsibility for supply chain management that includes a discussion of the bulletin during crew meetings or staff meetings.
- Such Boeing employees are directed to contact their managers and/or the Boeing Ethics Line for any concerns they have with the risk of human trafficking and slavery in Boeing's supply chain.